EXHIBIT 4.4

DESCRIPTION OF THE COMPANY’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Cross Country Healthcare, Inc. (the “Company,” “we,” and “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: the Company’s common stock, par value $.0001 per share (the “Common Stock”).

General

Under the Company’s Amended and Restated Articles of Incorporation, the total number of shares the Company has authority to issue is 110,000,000, of which 100,000,000 are shares of common stock, par value $.0001 per share (“Common Stock”), and 10,000,000 are shares of preferred stock, par value $.01 per share (“Preferred Stock”).

The following description is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation and our Bylaws, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.4 is a part. The terms of these securities also may be affected by the General Corporation Law of the State of Delaware (the “DGCL”). We encourage you to read our Amended and Restated Certificate of Incorporation, our Bylaws and the applicable provisions of the DGCL for additional information.

Description of Common Stock

Voting Rights

Each holder of record of Common Stock is entitled to one vote for each share of Common Stock in such holder's name on the books of the Company. Holders of shares of Common Stock do not have cumulative voting rights. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of any then outstanding Preferred Stock.

Transfer Restrictions

The Common Stock is freely transferable.

Dividends

Holders of Common Stock are entitled to share equally, on a per share basis, in dividends, if any, that may be declared by the Company’s board of directors at such times and in such amounts as it may determine in its sole discretion, subject to preferential dividend rights of any then outstanding Preferred Stock and provisions of the DGCL.

Liquidation

Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after the payment or provisions for payment of all debts and liabilities of the Company and all preferential amounts to which the holders of any then outstanding Preferred Stock are entitled with respect to the distribution of assets in liquidation, the holders of Common Stock shall be entitled to share ratably in the remaining assets of the Company available for distribution.

No Preemptive, Redemption or Conversion Rights

The Common Stock is not redeemable, is not subject to sinking fund provisions, does not have any conversion rights and is not subject to call. No holder of any Common Stock has any preemptive right to subscribe for any Company securities of any kind or class.
Issuance of Preferred Stock
Our board of directors is authorized to issue preferred stock that may have voting rights and, if convertible into common stock, could increase the number of shares of common stock outstanding.